Contact

www.linkedin.com/in/flemingshi
(LinkedIn)
www.nitelusa.com (Company)

Top Skills

Artificial Intelligence (AI)
Executive Leadership
Computer Network Operations

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)

Patents

PEER TO PEER TRAFFIC
CONTROL METHOD AND SYSTEM
DIRECTORY AUTHENTICATION
METHOD FOR POLICY DRIVEN
WEB FILTERING
WITHHOLDING LAST PACKET OF
UNDESIRABLE FILE TRANSFER
Apparatus, and system for
determining and cautioning users
of Internet connected clients of
potentially malicious software and
method for operating such
FILTERING SECURE NETWORK
MESSAGES WITHOUT
CRYPTOGRAPHIC PROCESSES
METHOD

Fleming Shi

Technology Leadership, Board of Directors and Advisor
San Francisco Bay Area

Summary

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Experience

Comcast Business
CTO, Nitel Connectivity & Platforms
April 2025 - Present (1 month)
Philadelphia, Pennsylvania, United States

In my role as CTO, Nitel Connectivity and Platforms at Comcast Business,
I am dedicated to developing secure and intelligent solutions that connect
people and networks. Collaborating with world-class technology teams
from both Nitel and Comcast Business, I leverage my expertise in software
development, CloudDevOps, and cybersecurity to drive AI-enabled digital
experiences. My focus is on leading the development of advanced software
platforms utilizing Analytics AI and Generative AI. As part of the leadership
team, I am committed to accelerating our innovation efforts and delivering
exceptional connectivity solutions to our customers.

Gryphon Online Safety, Inc.
2 years 9 months

Member Board of Directors
September 2023 - Present (1 year 8 months)
San Francisco Bay Area

Board Member in delivering parental control and cybersecurity capabilities
for families, and drive innovation in Web 3.0 security capabilities starting from
home.

Advisor
August 2022 - Present (2 years 9 months)

Working with team Gryphon on providing the best parental control Wi-Fi mesh
with security protection for homes, and bridging to Web 3.0.

345 Partners
Investor and Advisor

January 2018 - Present (7 years 4 months)
San Francisco Bay Area

Nitel
Chief Technology Officer
March 2024 - April 2025 (1 year 2 months)
Chicago, Illinois, United States

I lead innovation in technology solutions at Nitel, aimed at enhancing our offerings to intelligently connect people and data. In addition, I am responsible for overseeing Corporate IT, modernizing our security posture, and driving cybersecurity initiatives to safeguard our operations.

Sliceup
Advisory Board Member
January 2021 - May 2024 (3 years 5 months)

Working with the team on decentralizing data analytics to drive efficacy and optimization.

Barracuda
19 years 3 months

Chief Technology Officer
December 2018 - February 2024 (5 years 3 months)
San Francisco Bay Area

As the CTO for Barracuda Networks, I focus on driving transformative technology solutions to support Barracuda's broad portfolio of cybersecurity products and services. The office of CTO is also the incubation engine to deliver forward-looking product and technology concepts. I lead the team from inception to productization while nurturing product engineering teams to maximize the feature capabilities. These solutions range from public cloud security SaaS, cross-product data platform and a collection of microservices that constantly evolve to take on the latest cyber threats. As we take advantage of the synergy between the integrated products from Email Security, Data, Network Security to Application Security, we constantly deliver zero-hour threat intelligence with higher performance and efficacy to our customers.

Additionally, I work with our corporate development team hand-in-hand to seek new technology partners and talent acquisitions to accelerate our growth.

Specialties:

Public Cloud Security,

Data Protection Concepts,

Network Security Architecture,

Web Content Filtering Architecture,

Web Application Architecture,

Distributed Computing and Storage Architecture,

Data Services Architecture from Search to Distributed Databases,

Software Development Team & Process Management,

Hands-on experience with product development of Public Cloud Security,
Email Security, Data Protection, Network Security, Web Application Security,
Web Content Filtering

Senior Vice President, Advanced Technology Engineering
June 2016 - November 2018 (2 years 6 months)

As the SVP of Technology at Barracuda, my immediate focus is to develop
emerging products and services while driving technology innovations in
synchronized steps. Our efforts will continue to offer enterprise-level features
in our family of security products.   The solutions continue to deliver high levels
of efficacy and accuracy given our broad and large installed base.

In this role, I also work with the business development team hand-in-hand to
seek new technology partners and talent acquisitions to accelerate our growth.

Vice President of Technology
June 2014 - June 2016 (2 years 1 month)
Campbell, CA

As the Vice President of Technology, I lead the team to transform from
how we build our products by rearchitecting our software and repackage
our offerings using containers and elastic microservices in the cloud. It is
a tough transition as our products had to rapidly adopt the new customer
environments. However, the vision paid off as our solutions was available in
many form factors including public cloud environments.

Senior Director of Engineering, Content Security
December 2011 - May 2014 (2 years 6 months)

Engineering Team Management for Email Security Products/Services, Web
Security Products/Services , Mobility Products and Content Intelligence.

Director of Engineering
December 2004 - November 2011 (7 years)
San Francisco Bay Area

Engineering management for Barracuda Web Security Products/Services.

LogSenseApp
Member Board Of Directors
June 2018 - December 2019 (1 year 7 months)
San Francisco Bay Area

www.ehit.com
CTO, Chief Architect
October 2002 - November 2004 (2 years 2 months)

Velosel/Martquest
Senior Software Engineer
2000 - 2004 (4 years)

Ebrary
Senior Software Engineer/Architect
January 2001 - March 2003 (2 years 3 months)

Entise Systems
Software Engineer
2001 - 2002 (1 year)

beyond DOTCOM
Senior Software Engineer
May 1999 - May 2000 (1 year 1 month)

SAIC
Software Engineer
1997 - 1999 (2 years)

IGPP/SIO, UCSD
IT Specialist, Program Analyst
1994 - 1997 (3 years)

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Education

University of California, San Diego
Bachelor of Science (B.S.), Computer Science · (1994 - 1997)